UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lear Corporation

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

521865204

(CUSIP Number)

Richard T. McGuire III	David M. Markowitz
c/o Marcato Capital Management LLC	c/o Oskie Capital Management LLC
One Montgomery Street, Suite 3250	10 East 53rd Street, 31st Floor
San Francisco, CA 94104	New York, NY 10022
Telephone Number 415-796-6350	Telephone Number 646-450-0095

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

Copies To:

Jeffrey D. Marell

Raphael M. Russo

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10010

Telephone: (212) 373-3000

February 6, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 521865204		13D

1.	Name of Reporting Person: Marcato Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 5,034,986 (includes Shares underlying call options. See Item 5)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 5,034,986 (includes Shares underlying call options. See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,034,986 (includes Shares underlying call options. See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 521865105		13D

1.	Name of Reporting Person: Richard T. McGuire III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 5,034,986 (includes Shares underlying call options. See Item 5)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 5,034,986 (includes Shares underlying call options. See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,034,986 (includes Shares underlying call options. See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 521865204		13D

1.	Name of Reporting Person: Marcato, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,171,723 (includes Shares underlying call options. See Item 5)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,171,723 (includes Shares underlying call options. See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,171,723 (includes Shares underlying call options. See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 521865204		13D

1.	Name of Reporting Person: Marcato II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 151,853 (includes Shares underlying call options. See Item 5)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 151,853 (includes Shares underlying call options. See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 151,853 (includes Shares underlying call options. See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 521865204		13D

1.	Name of Reporting Person: Marcato International Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 3,711,410 (includes Shares underlying call options. See Item 5)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 3,711,410 (includes Shares underlying call options. See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,711,410 (includes Shares underlying call options. See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 3.8%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 521865204		13D

1.	Name of Reporting Person: Oskie Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 368,683 (includes Shares underlying call options. See Item 5)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 368,683 (includes Shares underlying call options. See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 368,683 (includes Shares underlying call options. See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 521865204		13D

1.	Name of Reporting Person: David M. Markowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 368,683 (includes Shares underlying call options. See Item 5)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 368,683 (includes Shares underlying call options. See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 368,683 (includes Shares underlying call options. See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 521865204		13D

1.	Name of Reporting Person: Clive Rowe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 368,683 (includes Shares underlying call options. See Item 5)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 368,683 (includes Shares underlying call options. See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 368,683 (includes Shares underlying call options. See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 521865204		13D

1.	Name of Reporting Person: Oskie Master Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 174,838 (includes Shares underlying call options. See Item 5)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 174,838 (includes Shares underlying call options. See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 174,838 (includes Shares underlying call options. See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 521865204	13D

Item 1.                       Security and Issuer

The name of the issuer is Lear Corporation, a Delaware Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 21557 Telegraph Road, Southfield, MI 48033, United States of America. This Schedule 13D relates to the Issuer’s Common Stock, par value $0.01 per share (the “Shares”).

Item 2.                       Identity and Background

This Schedule 13D is filed by the Marcato Reporting Persons and the Oskie Reporting Persons (each as defined below and collectively, the “Reporting Persons”).  Each Reporting Person provided only the information as to itself and its affiliates and did not independently verify the information contained in this statement provided by any other Reporting Person.

(1)                                 Marcato Reporting Persons

(a), (f)  The “Marcato Reporting Persons” are Marcato Capital Management LLC, a Delaware limited liability company (“Marcato”), Richard T. McGuire III, a United States citizen, Marcato, L.P., a Delaware limited partnership, Marcato II, L.P., a Delaware limited partnership, and Marcato International Master Fund, Ltd., a Cayman Islands exempted company.

(b)   The principal business address for each of the Marcato Reporting Persons is One Montgomery Street, Suite 3250, San Francisco, CA 94104.

(c)    Mr. McGuire is the managing member of Marcato, an investment adviser that serves as general partner of Marcato, L.P. and Marcato II, L.P. and investment manager of Marcato International Master Fund, Ltd.

(d)   None of the Marcato Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Marcato Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2)                                 Oskie Reporting Persons

(a), (f)  The “Oskie Reporting Persons” are Oskie Capital Management, LLC, a Delaware limited liability company (“Oskie”), David M. Markowitz, a United States citizen, Clive Rowe, a Canadian citizen and Oskie Master Fund, LP, a Cayman Islands limited partnership.

(b)   The principal business address for each of the Oskie Reporting Persons is 10 East 53rd Street, 31st Floor, New York, NY 10022.

(c)    Mr. Markowitz is the portfolio manager and founding partner of Oskie, an investment adviser that serves as investment manager to Oskie Master Fund, LP and to a managed account (the “Managed Account”). Mr. Rowe is the head of research and founding partner of Oskie.

(d)   None of the Oskie Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Oskie Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 521865204	13D

Item 3.                       Source and Amount of Funds or Other Consideration

(1)                                 Marcato Reporting Persons

The net investment costs (including commissions, if any) of the Shares directly owned by the private investment funds advised by Marcato is approximately $108,468,113, the net investment costs (including commissions, if any) of the call options directly owned by the private investment funds advised by Marcato is approximately $22,635,037 and the net amount received in respect of the put options referenced in Item 6 is $455,273. The amounts paid were funded by working capital.

(2)                                 Oskie Reporting Persons

The net investment costs (including commissions, if any) of the Shares directly owned by the private investment funds advised by Oskie is approximately $7,337,262.14 and the net investment costs (including commissions, if any) of the call options directly owned by the private investment funds advised by Oskie is approximately $219,651.40. The amounts paid were funded by working capital.

CUSIP No. 521865204	13D

Item 4.                       Purpose of Transaction

The acquisitions of the securities reported on this statement were made in the ordinary course of the Reporting Persons’ investment activities. The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

Certain of the Reporting Persons have recently discussed with the Issuer’s senior management the Issuer’s capital allocation practices and actions, including share repurchases, the Reporting Persons believe would create enhanced value for stockholders.  On February 6, 2013, certain of the Reporting Persons indicated to senior management their intention to nominate candidates for the Annual Meeting of the stockholders of the Issuer to be held in calendar year 2013 and any adjournments or postponements thereof (the “2013 Annual Meeting”).  On February 7, 2013, the Issuer announced that it was accelerating its previously authorized share repurchases and increasing its dividend (the “Announcement”).  Following the Announcement, the Reporting Persons indicated to senior management that, notwithstanding the Announcement, they intend to continue to engage in discussions with management and the Board of the Issuer regarding the nomination of directors at the 2013 Annual Meeting and modifications to the Issuer’s capital allocation practices, generally.

Additionally, the Reporting Persons intend to meet with management, the Board of Directors, and other stockholders of the Issuer and/or formulate plans or proposals regarding the Issuer or its securities.  As part of such activities, the Reporting Persons may take positions or make proposals with respect to, among other things, the Issuer’s capital structure and policies regarding returning capital to stockholders, operations, management, Board of Directors composition, strategy and future plans, as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

On February 7, 2013, Oskie on behalf of the Oskie Reporting Persons and Marcato on behalf of the Marcato Reporting Persons (collectively, the “Group”), entered into an agreement (the “Agreement”) thereby forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which consists of the Reporting Persons.  Pursuant to the rules of the SEC promulgated under the Exchange Act, the Group was deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by each member of the Group. Each of the Oskie Reporting Persons and Marcato Reporting Persons disclaims beneficial ownership (except as provided in the Agreement), of any of the Shares controlled or beneficially owned by persons who are not also Oskie Reporting Persons or Marcato Reporting Persons, respectively.  The description of the Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed with this Schedule 13D as Exhibit C and incorporated by reference herein.

Under the Agreement, each Group member has agreed (i) not to sell, assign, transfer or otherwise dispose of (any such transaction being herein collectively called a “Transfer”), or to advise any of its affiliates to Transfer, all or any of the securities of the Issuer beneficially owned by it, (ii) not to purchase or otherwise acquire (any such transaction being herein collectively called a “Purchase”), or to advise any of its affiliates to Purchase, any beneficial ownership of any of the securities of the Issuer, in each case, without first providing the other Group members advance notice of such Transfer, (iii) to, during the term of the Agreement, retain, and not in any way compromise or encumber, the right to vote any securities of the Issuer beneficially owned by it, (iv) to attend the 2013 Annual Meeting, in person or by proxy, such that all Shares held by such Group member and its affiliates are represented at the Annual Meeting, (v) to vote such Shares at the Annual Meeting, in person or by proxy, in favor of the persons nominated by one or more affiliates of Marcato or Oskie to the Issuer’s board of directors (the “Actions”), and in favor of any ancillary or procedural actions or matters related to giving effect or required to effect the approval of the foregoing, and (vi) not to vote any securities of the Issuer other than as set forth in clause (v) at the Annual Meeting.

Under the Agreement, each of Oskie and Marcato has agreed to be responsible for all costs and expenses incurred by such Group member in connection with the Agreement, its investments in the Issuer and the actions and transactions contemplated by the Agreement or this Schedule 13D. In the event that Oskie and Marcato agree to incur certain out-of-pocket, third-party expenses (including, without limitation, fees and disbursements of counsel or accounting or valuation firms) jointly, each shall be responsible for its Share (as defined below) of such expenses. For the purposes of the Agreement, Oskie’s or Marcato’s “Share”, as the case may be, shall be a fraction, expressed as a percentage, the numerator of which is the total number of Shares as to which the Oskie Reporting Persons or the Marcato Reporting Persons, as the case may be, have voting and dispositive power and the denominator of

CUSIP No. 521865204	13D

which is the total number of Shares to which this Schedule 13D relates. The Agreement will terminate upon the earlier to occur of (x) July 1, 2015, unless such date is extended by agreement of the parties thereto and (y) the date on which the parties mutually agree to terminate the Agreement.

NEITHER THE AGREEMENT NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO JOIN THE AGREEMENT.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of this statement. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, subject to any obligations set forth in the Agreement, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or any hedging or similar transaction with respect to the Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.                       Interest in Securities of the Issuer

Each of the Oskie Reporting Persons and Marcato Reporting Persons disclaims beneficial ownership (except as provided in the Agreement), of any of the Shares controlled or beneficially owned by persons who are not also Oskie Reporting Persons or Marcato Reporting Persons, respectively.

(1)                                 Marcato Reporting Persons

(a) — (e)  As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 5,034,986 Shares (the “Marcato Shares”) constituting 5.2% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 1,171,723 Shares, constituting 1.2% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 151,853 Shares, constituting 0.2% of the Shares and (iii) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 3,711,410 Shares, constituting 3.8% of the Shares, each based upon 96,898,524 Shares outstanding as of October 24, 2012.  The number of Shares set forth above includes options to purchase Shares that are exercisable within the next 60 days.

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,171,723 Shares. Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 151,853 Shares. Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct vote of (and the shared power to dispose or direct the disposition of) 3,711,410 Shares. Marcato, as the general partner of Marcato, L.P. Marcato II, L.P. and the investment manager of Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares. By virtue of Mr. McGuire’s position as managing member of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares. The number of Shares set forth above includes options to purchase Shares that are exercisable within the next 60 days.

The Marcato Reporting Persons hold options to purchase 2,383,440 Shares pursuant to various American-style call options with strike prices ranging from $0 to $55 and exercisable through dates ranging from March 16, 2013 to February 5, 2015. None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

The transactions by the Marcato Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

CUSIP No. 521865204	13D

(2)                                 Oskie Reporting Persons

(a) — (e)    As of the date hereof, (i) Oskie, Mr. Markowitz and Mr. Rowe may be deemed to be the beneficial owners of 368,683 Shares (the “Oskie Shares”) (which includes 193,845 Shares held in the Managed Account) constituting 0.4% of the Shares and (ii) Oskie Master Fund, LP may be deemed to be the beneficial owner of 174,838 Shares, constituting 0.2% of the Shares, each based upon 96,898,524 Shares outstanding as of October 24, 2012. The number of Shares set forth above includes options to purchase Shares that are exercisable within the next 60 days.

Oskie Master Fund, LP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 174,838 Shares. Oskie, as the investment manager of Oskie Master Fund, LP and the investment manager to the Managed Account, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oskie Shares. By virtue of Mr. Markowitz’s position as a portfolio manager of Oskie, Mr. Markowitz may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oskie Shares and, therefore, Mr. Markowitz may be deemed to be the beneficial owner of the Oskie Shares. By virtue of Mr. Rowe’s position as head of research of Oskie, Mr. Rowe may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oskie Shares and, therefore, Mr. Rowe may be deemed to be the beneficial owner of the Oskie Shares. The number of Shares set forth above includes options to purchase Shares that are exercisable within the next 60 days.

The Oskie Reporting Persons hold options to purchase 200,000 Shares pursuant to various listed American-style call options with strike prices of $50 and exercisable through dates ranging from February 16, 2013 to March 16, 2013. None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

The transactions by the Oskie Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

CUSIP No. 521865204	13D

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto, and is incorporated herein by reference in its entirety in this response to Item 6.

In addition, the Reporting Persons have entered into the Agreement, a copy of which is filed with this Schedule 13D as Exhibit D. The Agreement is described above in Item 4. The Agreement is incorporated herein by reference in its entirety in this response to Item 6.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B, which is incorporated by reference in its entirety in this response to Item 6.

Certain of the Marcato Reporting Persons have entered into swaps with respect to the Shares. Under the terms of the swaps, (i) the relevant Marcato Reporting Persons will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the relevant Marcato Reporting Persons any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional Shares during the term of the swaps will be paid to the relevant Marcato Reporting Persons. All balances will be settled in cash. The Marcato Reporting Persons’ counterparty for the swaps is Morgan Stanley Capital Services LLC. The swaps do not give the Marcato Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts. The number of shares specified in such swaps is 89,046 with respect to Marcato, L.P., 12,826 with respect to Marcato II, L.P., and 516,168 with respect to Marcato International Master Fund, Ltd.

The Marcato Reporting Persons hold options to purchase 2,383,440 Shares pursuant to various American-style call options with strike prices ranging from $0 to $55 and exercisable through dates ranging from March 16, 2013 to February 5, 2015. None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

The Marcato Reporting Persons hold options to sell 1,997,180 Shares pursuant to various put options with strike prices ranging from $25 to $40 and exercisable through dates ranging from March 16, 2013 to February 5, 2015. None of the options gives the counterparty direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

The Oskie Reporting Persons hold options to purchase 200,000 Shares pursuant to various listed American-style call options with strike prices of $50 and exercisable through dates ranging from February 16, 2013 to March 16, 2013. None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

Except for the agreements described in this statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.                       Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in Shares

Exhibit C: Group Agreement

CUSIP No. 521865204	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013

Marcato Capital Management LLC*

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Member

/s/ Richard T. McGuire III*
Richard T. McGuire III

Marcato, L.P.

By:	Marcato Capital Management LLC, its Managing Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Member

Marcato II, L.P.

By:	Marcato Capital Management LLC, its Managing Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Member

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Oskie Capital Management LLC

By:	/s/ David Markowitz
David Markowitz, Managing Member

/s/ David Markowitz
David Markowitz

/s/ Clive Rowe
Clive Rowe

CUSIP No. 521865204	13D

Oskie Master Fund, LP

By:	Oskie GP, LLC, its General Partner

By:	/s/ David Markowitz
David Markowitz, Managing Member

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

THIS JOINT FILING AGREEMENT (this “Agreement”) is made and entered into as of this 8th day of February, 2013, by and among Marcato Capital Management LLC, Richard T. McGuire III, Marcato, L.P., Marcato II, L.P., Marcato International Master Fund, Ltd., Oskie Capital Management LLC, David M. Markowitz, Clive Rowe and Oskie Master Fund, LP.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the “Filings”) required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of the Common Stock of Lear Corporation that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

[signature pages follow]

Marcato Capital Management LLC

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Member

/s/ Richard T. McGuire III
Richard T. McGuire III

Marcato, L.P.

By:	Marcato Capital Management LLC, its Managing Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Member

Marcato II, L.P.

By:	Marcato Capital Management LLC, its Managing Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Member

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Oskie Capital Management LLC

By:	/s/ David Markowitz
David Markowitz, Managing Member

/s/ David Markowitz
David Markowitz

/s/ Clive Rowe
Clive Rowe

Oskie Master Fund, LP

By:	Oskie GP, LLC, its General Partner

By:	/s/ David Markowitz
David Markowitz, Managing Member

[Signature Page to Joint Filing Agreement]

Exhibit B

Schedule of Transactions in Shares

Marcato, Richard T. McGuire III, and Marcato, L.P.

Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
12/31/2012	Common Stock	27,422	46.56	N/A
01/02/2013	Common Stock	7,970	47.41	N/A
01/07/2013	Common Stock	50,844	47.46	N/A
01/08/2013	Common Stock	22,552	47.83	N/A
01/11/2013	Common Stock	(100,983)	47.37	N/A
01/11/2013	American Style Listed Put Option	(459,000)	0.24	3/16/2013	Open Market
01/11/2013	American Style Listed Call Option	459,000	0.41	3/16/2013	Open Market
01/31/2013	American Style Listed Call Option	(35,700)	0.44	3/16/2013	Open Market
01/31/2013	American Style Listed Put Option	35,700	0.18	3/16/2013	Open Market
02/05/2013	American Style OTC Call Option	64,709	50.09	2/5/2015	Open Market
02/06/2013	American Style OTC Call Option	21,490	50.26	2/5/2015	Open Market
02/06/2013	European Style OTC Put Option	(6,851)	—	2/5/2015	Open Market
02/06/2013	American Style OTC Call Option	6,851	25.73	2/5/2015	Open Market
02/07/2013	European Style OTC Put Option	(14,835)	—	2/5/2015	Open Market
02/07/2013	American Style OTC Call Option	14,835	25.61	2/5/2015	Open Market

Marcato, Richard T. McGuire III, and Marcato II, L.P.

Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
01/07/2013	Common Stock	3,729	47.41	N/A
01/08/2013	Common Stock	2,912	47.83	N/A
01/11/2013	Common Stock	(13,029)	47.37	N/A
01/11/2013	American Style Listed Put Option	(59,200)	0.24	3/16/2013	Open Market
01/11/2013	American Style Listed Call Option	59,200	0.41	3/16/2013	Open Market
01/31/2013	American Style Listed Call Option	(4,300)	0.44	3/16/2013	Open Market
01/31/2013	American Style Listed Put Option	4,300	0.18	3/16/2013	Open Market
02/05/2013	American Style OTC Call Option	8,472	50.09	2/5/2015	Open Market
02/06/2013	American Style OTC Call Option	2,917	50.26	2/5/2015	Open Market
02/06/2013	European Style OTC Put Option	(905)	—	2/5/2015	Open Market
02/06/2013	American Style OTC Call Option	905	25.73	2/5/2015	Open Market
02/07/2013	European Style OTC Put Option	(1,960)	—	2/5/2015	Open Market
02/07/2013	American Style OTC Call Option	1,960	25.61	2/5/2015	Open Market

* For options, represents the number of underlying shares

** With respect to options, represents the cost per underlying share

Marcato, Richard T. McGuire III, and Marcato International Master Fund, Ltd.

Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
12/28/2012	Common Stock	55,000	45.93	N/A
12/31/2012	Common Stock	97,578	46.56	N/A
01/02/2013	Common Stock	25,030	47.41	N/A
01/07/2013	Common Stock	156,528	47.46	N/A
01/08/2013	Common Stock	67,888	47.83	N/A
01/11/2013	Common Stock	(303,988)	47.37	N/A
01/11/2013	American Style Listed Put Option	(1,381,800)	0.24	3/16/2013	Open Market
01/11/2013	American Style Listed Call Option	1,381,800	0.41	3/16/2013	Open Market
01/31/2013	American Style Listed Call Option	40,000	0.46	3/16/2013	Open Market
01/31/2013	American Style Listed Put Option	(40,000)	0.17	3/16/2013	Open Market
02/05/2013	American Style OTC Call Option	216,779	50.09	2/5/2015	Open Market
02/06/2013	American Style OTC Call Option	71,893	50.26	2/5/2015	Open Market
02/06/2013	European Style OTC Put Option	(22,944)	—	2/5/2015	Open Market
02/06/2013	American Style OTC Call Option	22,944	25.73	2/5/2015	Open Market
02/07/2013	European Style OTC Put Option	(49,685)	—	2/5/2015	Open Market
02/07/2013	American Style OTC Call Option	49,685	25.61	2/5/2015	Open Market

* For options, represents the number of underlying shares

** With respect to options, represents the cost per underlying share

Oskie, David Markowitz, Clive Rowe, Oskie Master Fund, LP

Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
12/7/2012	Common Stock	(4,833.00)	44.44	N/A
12/10/2012	American Style Listed Call Option	48,200.00	1.87	1/19/2013	Open Market
12/11/2012	Common Stock	9,635.00	45.84	N/A
12/17/2012	American Style Listed Call Option	48,200.00	1.30	1/19/2013	Open Market
12/17/2012	Common Stock	4,816.00	44.94	N/A
1/2/2013	American Style Listed Call Option	(3,000.00)	2.55	1/19/2013	Open Market
1/2/2013	Common Stock	(2,417.00)	47.35	N/A
1/7/2013	American Style Listed Call Option	56,900.00	1.03	2/16/2013	Open Market
1/7/2013	American Style Listed Call Option	37,900.00	1.12	3/16/2013	Open Market
1/11/2013	Common Stock	(9,483.00)	47.62	N/A
1/14/2013	Common Stock	(14,225.00)	47.47	N/A
1/15/2013	American Style Listed Call Option	(47,400.00)	3.23	1/19/2013	Open Market
1/17/2013	American Style Listed Call Option	(37,900.00)	3.56	1/19/2013	Open Market
1/18/2013***	Common Stock	8,100.00	45.00	N/A
2/5/2013	Common Stock	28,467.00	49.99	N/A	Open Market

* For options, represents the number of underlying shares

** With respect to options, represents the cost per underlying share

*** Represents an exercise of options.

Oskie, David Markowitz, Clive Rowe and the Managed Account

Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
12/7/2012	Common Stock	(5,167.00)	44.44	N/A
12/10/2012	American Style Listed Call Option	51,800.00	1.87	1/19/2013	Open Market
12/11/2012	Common Stock	10,365.00	45.84	N/A
12/17/2012	American Style Listed Call Option	51,800.00	1.30	1/19/2013	Open Market
12/17/2012	Common Stock	5,184.00	44.94	N/A
1/7/2013	American Style Listed Call Option	63,100.00	1.03	2/16/2013	Open Market
1/7/2013	American Style Listed Call Option	42,100.00	1.12	3/16/2013	Open Market
1/11/2013	Common Stock	(10,517.00)	47.62	N/A
1/14/2013	Common Stock	(15,775.00)	47.47	N/A
1/15/2013	American Style Listed Call Option	(52,600.00)	3.23	1/19/2013	Open Market
1/17/2013	American Style Listed Call Option	(42,100.00)	3.56	1/19/2013	Open Market
1/18/2013***	Common Stock	8,900.00	45.00	N/A
2/5/2013	Common Stock	31,533.00	49.99	N/A	Open Market

* For options, represents the number of underlying shares

** With respect to options, represents the cost per underlying share

*** Represents an exercise of options.

Exhibit C

AGREEMENT

In connection with the parties’ investments in Lear Corporation, a Delaware corporation (“Lear”), Oskie Capital Management LLC (“Oskie”) and Marcato Capital Management LLC (“Marcato”, and each of Oskie and Marcato, an “Interested Party” and collectively, the “Interested Parties”) agree as follows:

1.                                      Lear Securities.

(a)                                 As of the date hereof, each Interested Party represents that such Interested Party beneficially owns and has the right to vote and dispose of the securities of Lear set forth opposite such Interested Party’s name on its signature page hereto (the “Current Shareholder Securities”).  Securities of Lear acquired by the Interested Parties and their Affiliated Shareholders (as defined below) after the date hereof shall be referred to herein as “Additional Shareholder Securities.”

(b)                                 Each Interested Party agrees, for itself or on behalf of any of its affiliates, not to, sell, assign, transfer or otherwise dispose of (any such transaction being herein collectively called a “Transfer”), or to advise any of its affiliates to Transfer during the term of this agreement, all or any of the Current Shareholder Securities or Additional Shareholder Securities beneficially owned by such Interested Party or to purchase or otherwise acquire (any such transaction being herein collectively called a “Purchase”), or to advise any of its affiliates to Purchase during the term of this agreement, any beneficial ownership of any Additional Shareholder Securities, in each case, without first providing the other Interested Parties advance notice of such Transfer or Purchase.

For purposes of this Agreement, “Affiliated Shareholders” are defined as persons or entities that directly or indirectly control, are controlled by or are under common control with the Interested Party.  Control of a person or entity means the power to direct, or to cause the direction of, the management and policies of such person or entity, whether through the ownership of voting securities, by contract or otherwise.

2.                                      Voting of Current Shareholder Securities and Additional Shareholder Securities.3.

Each Interested Party shall, for itself and on behalf of its Affiliated Shareholders:

(a)                                 during the term of this Agreement, retain, and not in any way compromise or encumber, the right to vote any Current Shareholder Securities (and Additional Shareholder Securities, upon their acquisition) beneficially owned by such Interested Party or Affiliated Shareholder, as applicable;

(b)                                 take such commercially reasonable actions as may be required so that it may vote its Current Shareholder Securities and Additional Shareholder Securities,

and cause any person with whom it has shared voting power to vote such securities at the 2013 Meeting; and

(c)                                  on the Meeting Date, (x) attend the 2013 Meeting in person or by proxy such that all Current Shareholder Securities and Additional Shareholder Securities held by such Interested Party and its Affiliated Shareholders are represented at such meeting, (y) at the 2013 Meeting, vote such Current Shareholder Securities and Additional Shareholder Securities in person or by proxy in favor of the persons nominated by one or more affiliates of Marcato or Oskie to the Board of Directors of Lear (the “Actions”), and in favor of any ancillary or procedural actions or matters related to giving effect to the Actions or required to effect the approval of the Actions (but in no event in contravention of any of the Actions), and (z) at the 2013 Meeting, not vote any such Current Shareholder Securities and Additional Shareholder Securities other than as provided in clause (y) above.

For purposes of this Agreement, “Meeting Date” shall mean the date of the 2013 Meeting. “2013 Meeting” shall mean the annual meeting of the stockholders of Lear to be held in calendar year 2013 or any special meeting of stockholders called for the purpose of electing directors in calendar year 2013, and any adjournments or postponements thereof.

4.                                      Expenses.  Each Interested Party shall be responsible for its Share (as defined below) of all reasonable out-of-pocket, thirdparty expenses (including, without limitation, fees and disbursements of counsel, proxy solicitors, communications, accounting or valuation firms or other professionals and advisors engaged by or to act on behalf of the Interested Parties in connection with the matters described in this Agreement or the Group Schedule 13D and the solicitation of proxies on behalf of the group and the Actions or transactions contemplated hereby or thereby(in each case, to the extent not reimbursed by Lear)).  For the purposes of this agreement, an Interested Party’s “Share” shall be a fraction, expressed as a percentage, the numerator of which is the Oskie Shares or the Marcato Shares (in each case, as defined in the Group Schedule 13D), as the case may be, and the denominator of which is the number of Subject Shares (as defined in the Group Schedule 13D).

5.                                      Cooperation.  Each Interested Party shall (a) use reasonable efforts to assist the other and provide such information to the other and (b) to execute and deliver such additional documents, in each case, as may be reasonably required in order to effect the actions and transactions contemplated by this agreement and the Group Schedule 13D.  In addition, each Interested Party shall promptly provide such information to the other as is reasonably necessary with respect to the filing of any amendment of the Schedule 13D in respect of the parties’ collective beneficial ownership of securities of Lear (as a “group”) (the “Group Schedule 13D”, which term as used herein shall include any amendments thereto after the date hereof).  Each of the Interested Parties agrees to cooperate, to the extent reasonable, including, without limitation, in a joint defense, with respect to any claim or action of any kind, at law or equity, or any appeal of any decision thereof, threatened in writing, initiated or pending that in any manner attempts to prevent, forestall or invalidate the consummation of any matter

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contemplated by this agreement or the Group Schedule 13D, or in a joint prosecution or other declaratory action that attempts to effectuate any matter contemplated by this agreement or the Group Schedule 13D.

6.                                      Liability.  Except as set forth in Sections 4 and 12, or resulting from any breach of any party’s representations, warranties or covenants hereunder, no Interested Party nor any of its affiliates, partners, employees, counsel, agents or representatives shall be liable to any other Interested Party or any of its affiliates, in each case for any loss, liability, damage or expense arising out of or in connection with this agreement or the Group Schedule 13D or the actions or transactions contemplated hereby or thereby, except to the extent such loss, liability, damage or expense is caused by such party’s gross negligence, fraud, bad faith or willful misconduct.

7.                                      Power; Binding Agreement; Non-Contravention; Misstatements; Omissions.  Each party to this agreement represents, as to itself only, that: (a) it has the full right, power and authority to enter into this agreement and perform all of its obligations hereunder; (b) neither the execution, delivery nor performance of this agreement by such party will violate the charter, bylaws or other organizational or constitutive documents of such party, or any other agreement, contract or arrangement to which such party is a party or is bound, including any voting agreement, stockholders agreement or voting trust; (c) this agreement has been duly executed and delivered by such party and constitutes a legal, valid and binding agreement of such party, enforceable in accordance with its terms; and (d) neither the execution or delivery of this agreement by such party will, in and of itself, (i) require any material consent or approval of or filing with any governmental or other regulatory body, other than filings required under the federal or state securities laws, or (ii) constitute a violation of, conflict with or constitute a default under (A) any material law, rule or regulation applicable to such party, or (B) any material order, judgment or decree to which such party is bound.

8.                                      Notices.  All notices, correspondence and information related to this agreement should be sent,

If to Oskie:

Oskie Capital Management LLC
Telephone: (646) 470-7279
Facsimile: (646) 304-7471
Attention: Michael Fazzari

If to Marcato:

Marcato Capital Management LLC
235 Pine Street, Suite 1650
San Francisco, CA 94104
Telephone: (415) 796-6351
Facsimile: (415) 796-6388
Attention: Richard T. McGuire

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With a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Telephone: (212) 373-3105
Facsimile: (212) 492-0105
Attention: Jeffrey D. Marell

9.                                      Amendments; Successors and Assigns.  No waiver, amendment or other modification of this agreement shall be effective unless in writing and signed by each Interested Party.  This agreement shall inure to the benefit of and be binding on each Interested Party and their respective successors (except that no party may assign this agreement without the prior written consent of the other parties, such consent not to be unreasonably withheld).

10.                               Termination.  This agreement will terminate upon the earlier to occur of (x) July 1, 2015, unless such date is extended by written agreement of the Interested Parties, and (y) the date on which the Interested Parties shall mutually agree to terminate this agreement.  Any termination of this agreement pursuant to this Section 10 shall occur without any liability or continuing obligation of any party to any other party; provided, that the reimbursement obligations set forth in Section 4, and the obligations to cooperate and provide information set forth in Section 5 shall survive any such termination.  Notwithstanding anything to the contrary, including any continuing obligations to cooperate hereunder, upon termination of this agreement, the Interested Parties shall no longer intend to be, and shall no longer be, a “group” for any purpose, including for purposes of the federal securities laws.

11.                               Public Announcements.  No party hereto shall issue any written press release or make any other public statement regarding the transactions contemplated by this agreement or the Group Schedule 13D without the prior consent of the other party hereto.

12.                               Representation.  Each Interested Party represents and agrees that to the best of its knowledge the information about such Interested Party or any of its affiliates contained or which is required to be contained in the Group Schedule 13D or any amendment thereto is accurate, correct and complete in all material respects as of date of the applicable filing.  Damages for any breach of the foregoing representation shall include not only judgments and amounts paid in settlement (with the approval of the misrepresenting Interested Party), but also other losses (excluding loss of value of the securities held or to be held) incurred by any other party to this agreement.

13.                               Counterparts.  This agreement may be executed and delivered by each party hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original and both of which taken together shall constitute one and the same agreement.

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14.                               Choice of Law.  This agreement shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

15.                               Severability.  If any term, provision, covenant or restriction contained in this agreement is held by a court of competent jurisdiction or other authority by judgment or order no longer subject to review, to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

16.                               Duty to Update.  Each party to this agreement agrees, to the extent required by, and in accordance with, applicable federal securities laws, to update any information pertaining to such party in the Group Schedule 13D or any amendments thereto.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed and delivered on February 7, 2013.

INTERESTED PARTY

OSKIE CAPITAL MANAGEMENT LLC

By:	/s/ David Markowitz
Name: David Markowitz
Title: Managing Member

Interested Party Securities

Security	Shares
Common Stock	168,683
Call Options	200,000

INTERESTED PARTY

MARCATO CAPITAL MANAGEMENT LLC

By:	/s/ Richard T. McGuire
Name: Richard T. McGuire
Title: Managing Member

Interested Party Securities

Security	Shares
Common Stock	2,651,546
Call Options	2,383,440

[Signature Page to Lear Group Agreement]